

**Third Quarter 2015
Earnings Release
and Supplemental Information**






ACC2 Data Center
Ashburn, VA

DuPont Fabros Technology, Inc.
1212 New York Avenue, NW
Suite 900
Washington, D.C. 20005
(202) 728-0044
www.dft.com
NYSE: DFT

Investor Relations Contacts:

Jeffrey H. Foster
Chief Financial Officer
jfoster@dft.com
(202) 478-2333

Christopher A. Warnke
Manager, Investor
Relations
investorrelations@dft.com
(202) 478-2330



Third Quarter 2015 Results

Table of Contents

Note: This press release supplement contains certain non-GAAP financial measures that we believe are helpful in understanding our business, as further discussed within this press release supplement. These financial measures, which include NAREIT Funds From Operations, Normalized Funds From Operations, Adjusted Funds From Operations, Net Operating Income, Cash Net Operating Income, NAREIT Funds From Operations per share, Normalized Funds From Operations per share and Adjusted Funds From Operations per share, should not be considered as an alternative to net income, operating income, earnings per share or any other GAAP measurement of performance or as an alternative to cash flows from operating, investing or financing activities. Furthermore, these non-GAAP financial measures are not intended to be a measure of cash flow or liquidity. Information included in this supplemental package is unaudited.



NEWS

DUPONT FABROS TECHNOLOGY, INC. REPORTS THIRD QUARTER 2015 RESULTS
ACC7 Phase I and CH2 Phase I 100% leased and commenced
Midpoint of Normalized FFO guidance increases $0.03 per share and AFFO increases $0.04 per share

WASHINGTON, DC, - October 29, 2015 - DuPont Fabros Technology, Inc. (NYSE: DFT) is reporting results for the quarter ended September 30, 2015. All per share results are reported on a fully diluted basis.

Highlights

- As of October 29, 2015, our operating portfolio was 97% leased and 93% commenced as measured by computer room square feet ("CRSF") and 95% leased and 91% commenced as measured by critical load (in megawatts, or "MW").

- Quarterly Highlights:

    - Placed CH2 Phase I into service totaling 7.40 MW and 45,000 CRSF, now 100% leased.

    - Commenced two leases totaling 2.56 MW and 14,386 CRSF.

    - Increased capacity under the line of credit from $560 million to $700 million.

- Subsequent to the third quarter 2015:

    - Leased 26.53 MW and 162,496 CRSF consisting of:

        ▪ The entire 10.40 MW and 53,397 CRSF of our ACC2 facility.

        ▪ The space formerly occupied by our bankrupt customer. This is comprised of four leases totaling 4.13 MW and 38,852 CRSF.

        ▪ Three additional leases totaling 12.00 MW and 70,247 CRSF, resulting in ACC7 Phase I and CH2 Phase I being 100% leased and commenced.

    - Extended one lease totaling 1.49 MW and 8,461 CRSF.

Christopher Eldredge, President and Chief Executive Officer, said, "Evidence of customer demand for DFT's data centers is strong. Our leasing activity is on track for the best year in the company's history. We have fully leased the first phases of our new developments in Ashburn, VA and Chicago at a 13% GAAP return-on-investment, exceeding our target yield by 100 basis points. We re-leased 10.4 MW of space in ACC2 within 30 days of its vacancy. This momentum, coupled with our full sales pipeline, gives us confidence in the prospects for the 39 MW of new data center capacity we have under development."

Third Quarter 2015 Results

For the quarter ended September 30, 2015, earnings were $0.29 per share, equal to earnings per share in the third quarter of 2014. Revenues increased 9%, or $9.8 million, to $115.3 million for the third quarter of 2015 over the third quarter of 2014. The increase in revenues was primarily due to new leases commencing, partially offset by the impact of our customer in bankruptcy.

Normalized FFO for the quarter ended September 30, 2015 was $0.62 per share compared to $0.60 per share for the third quarter of 2014. Normalized FFO per share adds back the $0.01 per share recognized in the third quarter of 2015 for severance and equity accelerations and the $0.02 per share of loss on early extinguishment of debt in the third quarter of 2014. Normalized FFO increased $0.02 per share, or 3%, from the prior year quarter primarily due to the following:

- Increased operating income excluding depreciation of $0.08 per share which excludes the negative impact from the bankrupt customer, partially offset by

- Revenue of $0.03 per share not recognized from the bankrupt customer and

- Increased interest expense of $0.03 per share due to a higher level of outstanding debt related to development financing.

Adjusted FFO ("AFFO") for the quarter ended September 30, 2015 was $0.68 per share compared to $0.64 per share in the third quarter of 2014. AFFO increased $0.04 per share, or 6% from the prior year. The increase was primarily due to the following:

- Increased Normalized FFO of $0.02 per share and

- Increased add-back of straight-line revenue as a result of $0.02 per share of rent received from the bankrupt customer being applied to their straight-line receivable balance.

On October 20, 2015, Anexio Data Centers ("Anexio") purchased Net Data Centers' ("Net") east coast business for $4.5 million in cash and other consideration. The operations of this business are located in four of our data center facilities: ACC4 and ACC5 in Ashburn, Virginia; VA3 in Reston, Virginia and NJ1 in Piscataway, New Jersey. In connection with this purchase, Anexio has entered into new leases with us at each of these locations.

On February 23, 2015, Net filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Central District of California, Los Angeles Division (the "Court"), Case No. 2:15-bk-12690-BB. At that time, Net leased and occupied space at our ACC4, ACC5, VA3 and NJ1 data center facilities. Specifically, Net leased 6.26 MW and 38,852 CRSF in the aggregate from us. The Net leases were rejected as of June 30, 2015, with Net remaining in possession pursuant to a revenue sharing arrangement with us. As of October 29, 2015, Net has paid us $3.6 million under this revenue sharing agreement. This agreement was terminated upon the sale of Net's east coast business.

Anexio has leased 4.13 MW and 38,852 CRSF in the aggregate from us, which results in our having an additional 2.13 MW available for lease, which is comprised of 0.93 MW in ACC4, 0.07 MW in ACC5 and 1.13 MW in NJ1. The term of each lease commenced on October 20, 2015 and runs through December 31, 2023. The rent of the new leases compared to the rejected Net leases results in a 33.9% reduction in cash base rent and an 18.1% reduction in GAAP base rent.

We also have a $6.5 million note receivable from Net, of which $5.1 million is reserved and represents 79% of the outstanding note balance. We will continue to monitor this reserve each quarter.

First Nine Months 2015 Results

For the nine months ended September 30, 2015, earnings were $0.82 per share compared to $0.91 per share for the first nine months of 2014. The first nine months of 2015 were negatively impacted by the customer who filed for bankruptcy, resulting in $0.10 per share of revenue not being recognized and $0.03 of non-cash write-offs when this customer rejected its leases. Also, we recognized charges of $0.08 per share for severance expense and equity accelerations. Excluding these items, earnings per share for the nine months ended September 30, 2015 increased $0.12 per share, or 13%. Revenues increased 9%, or $26.9 million, to $336.5 million for the first nine months of 2015 compared to the first nine months of 2014. The increase in revenues was primarily due to new leases commencing, an increase in a la carte revenue and an increase in recoveries from tenants due to higher real estate taxes, partially offset by impact of the customer in bankruptcy noted above.

Normalized FFO for the nine months ended September 30, 2015 was $1.85 per share compared to $1.80 per share for the first nine months of 2014. Normalized FFO adds back the $0.08 per share recognized in the first nine months of 2015 for the severance expense and equity accelerations noted above and the $0.02 per share loss on early extinguishment debt for the first nine months of 2014. Normalized FFO increased $0.05 per share, or 3%, from the prior year period primarily due to the following:

- Increased operating income excluding depreciation of $0.22 per share which excludes the negative impact from the bankrupt customer, partially offset by

- Revenue of $0.10 per share not recognized from bankrupt customer,

- Write-off of $0.02 per share of straight-line receivables and intangible assets related to the bankrupt customer, and

- Increased interest expense of $0.05 per share due to a higher level of outstanding debt related to development financing.

AFFO for the nine months ended September 30, 2015 was $2.03 per share compared to $1.88 per share in the first nine months of 2014. AFFO increased $0.15 per share, or 8% from the prior year. The increase was primarily due to the following:

- Increased Normalized FFO of $0.05 per share,

- Increased add-back of straight-line revenue as a result of rent received from bankrupt customer not recognized as revenue and increased cash rents totaling $0.09 per share,

- Add-back of non-cash write-offs of straight-line receivables and intangible assets of $0.02 per share, partially offset by

- Lower stock compensation expense add-back of $0.01 per share.

Portfolio Update

During the third quarter 2015, we:

- Commenced two leases totaling 2.56 MW and 14,386 CRSF. One of these leases was at CH2 Phase I for 1.42 MW and 8,886 CRSF and the other was at ACC5 for 1.14 MW and 5,500 CRSF.

- Extended one lease at ACC5 totaling 0.57 MW and 2,700 CRSF. This lease was scheduled to expire in 2016 and was extended by 5.0 years to now expire in 2021. Compared to the rate in effect at the time of renewal, cash base rent will be 3.0% higher upon the expiration of the original lease term. GAAP base rent will be 24.2% higher immediately.

Subsequent to the third quarter, we:

- Signed eight leases with a weighted average lease term of 6.1 years totaling 26.53 MW and 162,496 CRSF.

  - Two of these leases were with one customer at ACC7 totaling 6.00 MW and 34,409 CRSF. One of the leases was in Phase I (3.00 MW) which commenced in October 2015 and one pre-lease is in Phase II (3.00 MW) which is projected to commence in the fourth quarter of 2015 upon the opening of Phase II. ACC7 Phase I is now 100% leased with these leases and ACC7 Phase II is 67% pre-leased.

  - One lease was at CH2 Phase I totaling 6.00 MW and 35,838 CRSF. This lease commenced in October 2015. CH2 Phase I is now 100% leased with this lease.

  - One lease was for the entire 10.4 MW and 53,397 CRSF at ACC2, the space recently vacated by Yahoo!. This lease is expected to commence in the first quarter of 2016. Compared to the lease rates in effect at the expiration of Yahoo's! lease, cash base rents for the new lease will be 41.4% lower and GAAP base rents will be 12.6% lower. Total rents including operating expense recovery will be 31.4% lower for cash and 9.6% lower for GAAP. We believe that this magnitude of decline is specific to the ACC2 data center facility and will not be applicable to the remaining portfolio. ACC2 is the Company's smallest data center facility and, primarily for that reason, has the highest cost of operations and cooling. Although base rent had to be decreased to make ACC2 market-competitive, on a total cost of occupancy basis - the total of base rent, operating costs and cooling - ACC2's new customer will pay as much at ACC2 as a super wholesale customer would pay at ACC7.

  - Four leases were with the purchaser of Net Data Centers, Anexio, at ACC4, ACC5, NJ1 and VA3, totaling 4.13 MW and 38,852 CRSF in the aggregate, as described above.

- Extended one lease at ACC7 Phase I totaling 1.49 MW and 8,461 CRSF. This lease was scheduled to expire in 2017 and was extended 4.2 years to now expire in 2021. Compared to the rate in effect at the time of renewal, cash base rent will be 10.0% lower upon the expiration of the original lease term. GAAP base rent will be 2.1% lower immediately.

Year to date, we:

- Signed 15 leases with a weighted average lease term of 6.5 years totaling 40.99 MW and 239,096 CRSF that are expected to generate approximately $49.4 million of annualized GAAP base rent revenue which is equivalent to a GAAP rate of $101 per kW per month.

- Commenced 15 leases totaling 31.44 MW and 182,523 CRSF.

- Extended the maturity of seven leases totaling 12.24 MW and 69,081 CRSF by a weighted average of 3.0 years. Compared to the rates in effect when the extension was executed, cash base rents will be an average of 5.4% higher upon the expiration of the original lease terms. GAAP base rents will be an average of 4.5% higher immediately. The average GAAP rate related to these extensions was $110 per kW per month.

Development Update

We are currently developing ACC7 Phase II (8.9 MW), ACC7 Phase III (11.9 MW), CH2 Phase II (5.7 MW) and CH2 Phase III (12.5 MW). We anticipate that ACC7 Phase II, which is 67% pre-leased, will be placed into service in the fourth quarter of 2015, ACC7 Phase III and CH2 Phase II will be placed into service in the second quarter of 2016, and that CH2 Phase III will be placed into service the third quarter of 2016.

In the third quarter, we purchased a parcel of land totaling 9.7 acres adjacent to our CH1 data center for $8.6 million. This land is being held for the future development of CH3.

Balance Sheet and Liquidity

We increased the capacity of our line of credit from $560 million to $700 million in July 2015. No other terms of the line of credit changed. All $700 million is available as of October 29, 2015.

The Board approved a common stock repurchase program of $120 million for 2015, of which we purchased $31.9 million in the first quarter of 2015 at an average price of $31.80. No shares were purchased in the second or third quarter of 2015. There is $88.1 million remaining under this program for the remainder of 2015.

Dividend

Our third quarter 2015 dividend of $0.42 per share was paid on October 15, 2015 to shareholders of record as of October 2, 2015. The anticipated 2015 annualized dividend of $1.68 per share represents an estimated AFFO payout ratio of 63% at the midpoint of our current 2015 guidance.

Fourth Quarter and Full Year 2015 Guidance

We are increasing the mid-point of our 2015 Normalized FFO guidance range by $0.03 per share. The new range is $2.45 to $2.47 per share compared to last quarter's range of $2.38 to $2.48 per share. The increase in the mid-point is due to the following:

- $0.01 per share from positive leasing results and

- $0.02 per share from lower interest expense primarily due to increased capitalized interest.

Our Normalized FFO guidance range is $0.60 to $0.62 per share for the fourth quarter of 2015. The mid-point of this range is $0.01 lower than Normalized FFO per share in the third quarter of 2015. This is due to the following:

- $0.05 per share of decreased revenue from Yahoo! vacating ACC2 and the new lease at ACC2 not commencing until the first quarter of 2016, partially offset by

- $0.03 per share of increased operating income excluding depreciation from new lease commencements including the re-lease of the Net Data Centers space, partially offset by increased sales and marketing expenses, and

- $0.01 per share from lower interest expense primarily due to increased capitalized interest.

We increased the mid-point of our 2015 AFFO guidance range by $0.04 per share. The new range is $2.63 to $2.67 per share compared to last quarter's range of $2.56 to $2.66 per share. This is primarily due to increased Normalized FFO.

Our AFFO guidance range is $0.60 to $0.64 per share for the fourth quarter of 2015. The mid-point of the range is $0.06 per share lower than third quarter 2015 AFFO per share. This is due to following:

- Decrease in mid-point of Normalized FFO of $0.01 per share,

- Decrease in the add-back of straight-line revenues of $0.03 per share, and

- Increase in capitalized leasing commissions of $0.02 per share due to the heavy volume of leases executed in October.

The assumptions underlying Normalized FFO and AFFO guidance can be found on the last page of this earnings release.

Third Quarter 2015 Conference Call and Webcast Information

We will host a conference call to discuss these results today, Thursday, October 29, 2015 at 1:00 p.m. ET. To access the live call, please visit the Investor Relations section of our website at www.dft.com or dial 1-877-300-9306 (domestic) or 1-412-902-6613 (international). A replay will be available for seven days by dialing 1-877-344-7529 (domestic) or 1-412-317-0088 (international) using passcode 10068308. The webcast will be archived on our website for one year at www.dft.com on the Presentations & Webcasts page.

About DuPont Fabros Technology, Inc.

DuPont Fabros Technology, Inc. (NYSE: DFT) is a leading owner, developer, operator and manager of enterprise-class, carrier neutral, multi-tenant wholesale data centers. The Company's facilities are designed to offer highly specialized, efficient and safe computing environments in a low-cost operating model. The Company's customers outsource their mission critical applications and include national and international enterprises across numerous industries, such as technology, Internet content providers, media, communications, cloud-based, healthcare and financial services. The Company's 12 data centers are located in four major U.S. markets, which total 2.9 million gross square feet and 257 megawatts of available critical load to power the servers and computing equipment of its customers. DuPont Fabros Technology, Inc., a real estate investment trust (REIT), is headquartered in Washington, DC. For more information, please visit www.dft.com.

Forward-Looking Statements

Certain statements contained in this press release may be deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The matters described in these forward-looking statements include expectations regarding future events, results and trends and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. We face many risks that could cause our actual performance to differ materially from the results contemplated by our forward-looking statements, including, without limitation, the risk that the assumptions underlying our full year and third quarter 2015 guidance are not realized, the risks related to the leasing of available space to third-party customers, including delays in executing new leases, failure to negotiate leases on terms that will enable us to achieve our expected returns and declines in rental rates at new and existing facilities, risks related to the collection of accounts and notes receivable, the risk that we may be unable to obtain new financing on favorable terms to facilitate, among other things, future development projects, the risks commonly associated with construction and development of new facilities (including delays and/or cost increases associated with the completion of new developments), risks relating to obtaining required permits and compliance with permitting, zoning, land-use and environmental requirements, the risk that we will not declare and pay dividends as anticipated for 2015 and the risk that we may not be able to maintain our qualification as a REIT for federal tax purposes. The periodic reports that we file with the Securities and Exchange Commission, including the annual report on Form 10-K for the year ended December 31, 2014 and the quarterly reports on Form 10-Q for the quarters ended June 30, 2015 and March 31, 2015 contain detailed descriptions of these and many other risks to which we are subject. These reports are available on our website at www.dft.com. Because of the risks described above and other unknown risks, our actual results, performance or achievements may differ materially from the results, performance or achievements contemplated by our forward-looking statements. The information set forth in this news release represents our expectations and intentions only as of the date of this press release. We assume no responsibility to issue updates to the contents of this press release.

DUPONT FABROS TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited and in thousands except share and per share data)

	Three months ended September 30,		Nine months ended September 30,	
	2015	2014	2015	2014
Revenues:				
Base rent	$ 76,771	$ 72,268	$ 221,046	$ 211,927
Recoveries from tenants	35,223	31,211	103,010	92,864
Other revenues	3,343	2,099	12,421	4,824
Total revenues	115,337	105,578	336,477	309,615
Expenses:				
Property operating costs	33,209	29,127	94,362	87,004
Real estate taxes and insurance	5,348	4,108	16,387	10,986
Depreciation and amortization	26,433	24,799	77,645	71,671
General and administrative	4,422	4,561	13,233	12,669
Other expenses	2,947	1,517	15,752	3,989
Total expenses	72,359	64,112	217,379	186,319
Operating income	42,978	41,466	119,098	123,296
Interest income	10	6	51	113
Interest:				
Expense incurred	(11,691)	(9,032)	(29,042)	(24,563)
Amortization of deferred financing costs	(904)	(805)	(2,240)	(2,271)
Loss on early extinguishment of debt	—	(1,363)	—	(1,701)
Net income	30,393	30,272	87,867	94,874
Net income attributable to redeemable noncontrolling interests – operating partnership	(4,520)	(4,501)	(12,901)	(14,315)
Net income attributable to controlling interests	25,873	25,771	74,966	80,559
Preferred stock dividends	(6,811)	(6,811)	(20,433)	(20,433)
Net income attributable to common shares	$ 19,062	$ 18,960	$ 54,533	$ 60,126
Earnings per share – basic:				
Net income attributable to common shares	$ 0.29	$ 0.29	$ 0.83	$ 0.91
Weighted average common shares outstanding	65,041,159	65,507,879	65,190,737	65,448,034
Earnings per share – diluted:				
Net income attributable to common shares	$ 0.29	$ 0.29	$ 0.82	$ 0.91
Weighted average common shares outstanding	65,561,891	66,298,221	65,918,976	66,025,002
Dividends declared per common share	$ 0.42	$ 0.35	$ 1.26	$ 1.05

DUPONT FABROS TECHNOLOGY, INC.
RECONCILIATIONS OF NET INCOME TO NAREIT FFO, NORMALIZED FFO AND AFFO [1]
(unaudited and in thousands except share and per share data)

	Three months ended September 30,		Nine months ended September 30,	
	2015	**2014**	**2015**	**2014**
Net income	$ 30,393	$ 30,272	$ 87,867	$ 94,874
Depreciation and amortization	26,433	24,799	77,645	71,671
Less: Non real estate depreciation and amortization	(202)	(195)	(503)	(552)
NAREIT FFO	56,624	54,876	165,009	165,993
Preferred stock dividends	(6,811)	(6,811)	(20,433)	(20,433)
NAREIT FFO attributable to common shares and common units	49,813	48,065	144,576	145,560
Severance expense and equity acceleration	546	—	6,124	—
Loss on early extinguishment of debt	—	1,363	—	1,701
Normalized FFO attributable to common shares and common units	50,359	49,428	150,700	147,261
Straight-line revenues, net of reserve	4,260	2,280	13,410	4,296
Amortization and write-off of lease contracts above and below market value	(585)	(598)	(763)	(1,795)
Compensation paid with Company common shares	1,326	1,545	3,955	4,645
Non real estate depreciation and amortization	202	195	503	552
Amortization of deferred financing costs	904	805	2,240	2,271
Improvements to real estate	(1,185)	(1,063)	(2,433)	(2,083)
Capitalized leasing commissions	(14)	(322)	(2,026)	(1,899)
AFFO attributable to common shares and common units	$ 55,267	$ 52,270	$ 165,586	$ 153,248
NAREIT FFO attributable to common shares and common units per share - diluted	$ 0.61	$ 0.59	$ 1.78	$ 1.78
Normalized FFO attributable to common shares and common units per share - diluted	$ 0.62	$ 0.60	$ 1.85	$ 1.80
AFFO attributable to common shares and common units per share - diluted	$ 0.68	$ 0.64	$ 2.03	$ 1.88
Weighted average common shares and common units outstanding - diluted	81,066,670	81,862,208	81,429,886	81,608,159

(1) Funds from operations, or FFO, is used by industry analysts and investors as a supplemental operating performance measure for REITs. We calculate FFO in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT. FFO, as defined by NAREIT, represents net income determined in accordance with GAAP, excluding extraordinary items as defined under GAAP, impairment charges on depreciable real estate assets and gains or losses from sales of previously depreciated operating real estate assets, plus specified non-cash items, such as real estate asset depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. We also present FFO attributable to common shares and OP units, which is FFO excluding preferred stock dividends. FFO attributable to common shares and OP units per share is calculated on a basis consistent with net income attributable to common shares and OP units and reflects adjustments to net income for preferred stock dividends.

We use FFO as a supplemental performance measure because, in excluding real estate related depreciation and amortization and gains and losses from property dispositions, it provides a performance measure that, when compared period over period, captures trends in occupancy rates, rental rates and operating expenses. We also believe that, as a widely recognized measure of the performance of equity REITs, FFO may be used by investors as a basis to compare our operating performance with that of other REITs. However, because FFO excludes real estate related depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited.

While FFO is a relevant and widely used measure of operating performance of equity REITs, other equity REITs may use different methodologies for calculating FFO and, accordingly, FFO as disclosed by such other REITs may not be comparable to our FFO. Therefore, we believe that in order to facilitate a clear understanding of our historical operating results, FFO should be examined in conjunction with net income as presented in the consolidated statements of operations. FFO should not be considered as an alternative to net income or to cash flow from operating activities (each as computed in accordance with GAAP) or as an indicator of our liquidity, nor is it indicative of funds available to meet our cash needs, including our ability to pay dividends or make distributions.

We present FFO with adjustments to arrive at Normalized FFO. Normalized FFO is FFO attributable to common shares and units excluding severance expense and equity accelerations, gain or loss on early extinguishment of debt and gain or loss on derivative instruments. We also present FFO with supplemental adjustments to arrive at Adjusted FFO ("AFFO"). AFFO is Normalized FFO excluding straight-line revenue, compensation paid with Company common shares, below market lease amortization and write-offs net of above market lease amortization and write-offs, non real estate depreciation and amortization, amortization of deferred financing costs, improvements to real estate and capitalized leasing commissions. AFFO does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow provided by operations as a measure of liquidity and is not necessarily indicative of funds available to fund our cash needs including our ability to pay dividends. In addition, AFFO may not be comparable to similarly titled measurements employed by other companies. We use AFFO in management reports to provide a measure of REIT operating performance that can be compared to other companies using AFFO.

DUPONT FABROS TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands except share data)

	September 30, 2015	December 31, 2014
	(unaudited)	
ASSETS		
Income producing property:		
Land	$ 92,840	$ 83,793
Buildings and improvements	2,799,849	2,623,539
	2,892,689	2,707,332
Less: accumulated depreciation	(571,996)	(504,869)
Net income producing property	2,320,693	2,202,463
Construction in progress and land held for development	330,200	358,965
Net real estate	2,650,893	2,561,428
Cash and cash equivalents	67,836	29,598
Rents and other receivables, net	8,605	8,113
Deferred rent, net	128,955	142,365
Lease contracts above market value, net	6,251	8,054
Deferred costs, net	38,510	38,495
Prepaid expenses and other assets	47,670	48,295
Total assets	$ 2,948,720	$ 2,836,348
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Line of credit	$ —	$ 60,000
Mortgage notes payable	115,000	115,000
Unsecured term loan	250,000	250,000
Unsecured notes payable, net of discount	848,074	600,000
Accounts payable and accrued liabilities	30,273	26,973
Construction costs payable	21,534	32,949
Accrued interest payable	6,623	10,759
Dividend and distribution payable	39,688	39,981
Lease contracts below market value, net	4,471	7,037
Prepaid rents and other liabilities	69,758	65,174
Total liabilities	1,385,421	1,207,873
Redeemable noncontrolling interests – operating partnership	399,050	513,134
Commitments and contingencies	—	—
Stockholders' equity:		
Preferred stock, $.001 par value, 50,000,000 shares authorized:		
Series A cumulative redeemable perpetual preferred stock, 7,400,000 issued and outstanding at September 30, 2015 and December 31, 2014	185,000	185,000
Series B cumulative redeemable perpetual preferred stock, 6,650,000 issued and outstanding at September 30, 2015 and December 31, 2014	166,250	166,250
Common stock, $.001 par value, 250,000,000 shares authorized, 65,381,914 shares issued and outstanding at September 30, 2015 and 66,061,804 shares issued and outstanding at December 31, 2014	65	66
Additional paid in capital	812,934	764,025
Retained earnings	—	—
Total stockholders' equity	1,164,249	1,115,341
Total liabilities and stockholders' equity	$ 2,948,720	$ 2,836,348

DUPONT FABROS TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited and in thousands)

	Nine months ended September 30,	
	2015	2014
Cash flow from operating activities		
Net income	$ 87,867	$ 94,874
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	77,645	71,671
Loss on early extinguishment of debt	—	1,701
Straight-line revenues, net of reserve	13,410	4,296
Amortization of deferred financing costs	2,240	2,271
Amortization and write-off of lease contracts above and below market value	(763)	(1,795)
Compensation paid with Company common shares	7,990	4,645
Changes in operating assets and liabilities		
Rents and other receivables	(492)	2,623
Deferred costs	(2,045)	(1,904)
Prepaid expenses and other assets	1,741	(7,088)
Accounts payable and accrued liabilities	3,407	2,814
Accrued interest payable	(4,136)	(8,048)
Prepaid rents and other liabilities	4,526	5,752
Net cash provided by operating activities	191,390	171,812
Cash flow from investing activities		
Investments in real estate – development	(154,165)	(188,443)
Land acquisition costs	(8,600)	—
Interest capitalized for real estate under development	(8,557)	(7,889)
Improvements to real estate	(2,433)	(2,083)
Additions to non-real estate property	(622)	(292)
Net cash used in investing activities	(174,377)	(198,707)
Cash flow from financing activities		
Line of credit:		
Proceeds	120,000	—
Repayments	(180,000)	—
Unsecured term loan:		
Proceeds	—	96,000
Unsecured notes payable:		
Proceeds	248,012	—
Payments of financing costs	(4,730)	(3,794)
Equity compensation (payments) proceeds	(7,611)	2,303
Common stock repurchases	(31,912)	—
Dividends and distributions:		
Common shares	(82,665)	(62,374)
Preferred shares	(20,433)	(20,433)
Redeemable noncontrolling interests – operating partnership	(19,436)	(14,822)
Net cash provided by (used in) financing activities	21,225	(3,120)
Net increase (decrease) in cash and cash equivalents	38,238	(30,015)
Cash and cash equivalents, beginning	29,598	38,733
Cash and cash equivalents, ending	$ 67,836	$ 8,718
Supplemental information:		
Cash paid for interest	$ 41,735	$ 40,500
Deferred financing costs capitalized for real estate under development	$ 584	$ 459
Construction costs payable capitalized for real estate under development	$ 21,534	$ 35,860
Redemption of operating partnership units	$ 598	$ 3,000
Adjustments to redeemable noncontrolling interests - operating partnership	$ (106,959)	$ 38,266

DUPONT FABROS TECHNOLOGY, INC.

Operating Properties
As of October 1, 2015

Property	Property Location	Year Built/ Renovated	Gross Building Area (2)	Computer Room Square Feet ("CRSF") (2)	CRSF % Leased (3)	CRSF % Commenced (4)	Critical Load MW (5)	Critical Load % Leased (3)	Critical Load % Commenced (4)
Stabilized (1)									
ACC2 (6)	Ashburn, VA	2001/2005	87,000	53,000	—%	—%	10.4	—%	—%
ACC3	Ashburn, VA	2001/2006	147,000	80,000	100%	100%	13.9	100%	100%
ACC4 (7)	Ashburn, VA	2007	347,000	172,000	100%	100%	36.4	100%	100%
ACC5 (7)	Ashburn, VA	2009-2010	360,000	176,000	96%	96%	36.4	96%	96%
ACC6	Ashburn, VA	2011-2013	262,000	130,000	100%	100%	26.0	100%	100%
CH1	Elk Grove Village, IL	2008-2012	485,000	231,000	100%	100%	36.4	100%	100%
NJ1 Phase I (7)	Piscataway, NJ	2010	180,000	88,000	70%	70%	18.2	59%	59%
SC1	Santa Clara, CA	2011-2015	360,000	173,000	100%	100%	36.6	100%	100%
VA3 (7)	Reston, VA	2003	256,000	147,000	94%	94%	13.0	95%	95%
VA4	Bristow, VA	2005	230,000	90,000	100%	100%	9.6	100%	100%
Subtotal – stabilized			2,714,000	1,340,000	93%	93%	236.9	92%	92%
Completed, not Stabilized									
ACC7 Phase I (8)	Ashburn, VA	2014	126,000	67,000	75%	75%	12.9	77%	77%
CH2 Phase I (9)	Elk Grove Village, IL	2015	94,000	45,000	20%	20%	7.4	19%	19%
Subtotal – not stabilized			220,000	112,000	53%	53%	20.3	56%	56%
Total Operating Properties			2,934,000	1,452,000	90%	90%	257.2	89%	89%

(1) Stabilized operating properties are either 85% or more leased and commenced or have been in service for 24 months or greater.

(2) Gross building area is the entire building area, including CRSF (the portion of gross building area where our customers' computer servers are located), common areas, areas controlled by us (such as the mechanical, telecommunications and utility rooms) and, in some facilities, individual office and storage space leased on an as available basis to our customers.

(3) Percentage leased is expressed as a percentage of CRSF or critical load, as applicable, that is subject to an executed lease. Leases executed as of October 1, 2015 represent $297 million of base rent on a GAAP basis and $310 million of base rent on a cash basis over the next twelve months. Both amounts include $18 million of revenue from management fees over the next twelve months.

(4) Percentage commenced is expressed as a percentage of CRSF or critical load, as applicable, where the lease has commenced under generally accepted accounting principles.

(5) Critical load (also referred to as IT load or load used by customers' servers or related equipment) is the power available for exclusive use by customers expressed in terms of megawatt, or MW, or kilowatt, or kW (1 MW is equal to 1,000 kW).

(6) As of October 29, 2015, ACC2 was 100% leased on a critical load and CRSF basis.

(7) In October 2015, new leases were executed with the purchaser of Net Data Centers' operations at our ACC4, ACC5, NJ1 Phase I and VA3 facilities. The new leases at ACC4, ACC5 and NJ1 Phase I are for the same amount of CRSF as the Net Data Centers leases, but are for a reduced amount of critical load. Giving effect to these decreases, ACC4, ACC5 and NJ1 Phase I were 97%, 96% and 52% leased and commenced on a critical load basis, respectively as of October 29, 2015. VA3 remains 95% leased and commenced on a critical load basis.

(8) As of October 29, 2015, ACC7 Phase I was 100% leased and commenced on a critical load and CRSF basis.

(9) As of October 29, 2015, CH2 Phase I was 100% leased and commenced on a critical load and CRSF basis.

DUPONT FABROS TECHNOLOGY, INC.

Lease Expirations
As of October 1, 2015

The following table sets forth a summary schedule of lease expirations at our operating properties for each of the ten calendar years beginning with 2015. The information set forth in the table below assumes that customers exercise no renewal options and takes into account customers' early termination options in determining the life of their leases under GAAP.

Year of Lease Expiration	Number of Leases Expiring (1)	CRSF of Expiring Commenced Leases (in thousands) (2)	% of Leased CRSF	Total kW of Expiring Commenced Leases (2)	% of Leased kW	% of Annualized Base Rent (3)
Month-to-month (4)	4	39	3.0%	6,249	2.7%	2.4%
2015	—	—	—%	—	—%	—%
2016	2	9	0.7%	1,679	0.7%	1.0%
2017	13	84	6.5%	13,905	6.1%	6.0%
2018	21	180	13.8%	34,017	14.9%	14.8%
2019	20	291	22.4%	51,740	22.7%	23.0%
2020	15	182	14.0%	32,404	14.2%	13.8%
2021	11	160	12.3%	26,138	11.5%	11.8%
2022	7	89	6.8%	15,509	6.8%	6.6%
2023	3	29	2.2%	4,386	1.9%	1.7%
2024	8	112	8.6%	19,279	8.4%	9.9%
After 2024	9	127	9.7%	22,856	10.1%	9.0%
Total	113	1,302	100%	228,162	100%	100%

(1) Represents 38 customers with 113 lease expiration dates.
(2) CRSF is that portion of gross building area where customers locate their computer servers. One MW is equal to 1,000 kW.
(3) Annualized base rent represents the monthly contractual base rent (defined as cash base rent before abatements) multiplied by 12 for commenced leases as of October 1, 2015.
(4) Comprised of four leases with our bankrupt customer that were terminated on October 20, 2015 when a new customer leased all of the CRSF and 4.13 MW. The new leases expire in 2023.

DUPONT FABROS TECHNOLOGY, INC.

Top 15 Customers
As of October 1, 2015

The following table presents our top 15 customers based on annualized monthly contractual base rent at our operating properties as of October 1, 2015:

	Customer	Number of Buildings	Number of Markets	Remaining Term	% of Annualized Base Rent (1)
1	Microsoft	6	3	6.0	22.7%
2	Facebook	4	1	4.8	19.9%
3	Rackspace	3	2	9.8	10.3%
4	Yahoo! (2)	2	2	2.5	7.5%
5	Fortune 1000 leading Software as a Service (SaaS) Provider, Not Rated	4	2	6.9	6.5%
6	Fortune 25 Investment Grade Rated Company	2	2	2.9	5.4%
7	Server Central	1	1	5.9	2.8%
8	Net Data Centers (3)	4	2	MTM	2.4%
9	Dropbox	1	1	3.3	1.8%
10	IAC	1	1	3.6	1.8%
11	Symantec	2	1	1.7	1.5%
12	Fortune 25 Investment Grade Rated Company	2	2	5.4	1.3%
13	Zynga	1	1	0.6	1.3%
14	UBS	1	1	9.8	1.2%
15	Sanofi Aventis	2	1	5.8	1.1%
Total					87.5%

(1) Annualized base rent represents monthly contractual base rent (defined as cash base rent before abatements) multiplied by 12 for commenced leases as of October 1, 2015.

(2) Comprised of a lease at ACC4 which is 6.9% of annualized base rent that has been fully subleased to another DFT customer and a lease at NJ1 which is 0.6% of annualized base rent.

(3) Comprised of four month-to-month leases with our bankrupt customer that were terminated on October 20, 2015 when a new customer leased all of the CRSF and 4.13 of the MW. The new leases expire in 2023.

DUPONT FABROS TECHNOLOGY, INC.
Same Store Analysis
($ in thousands)

Same Store Properties	Three Months Ended					Nine Months Ended		
	30-Sep-15	30-Sep-14	% Change	30-Jun-15	% Change	30-Sep-15	30-Sep-14	% Change
Revenue:								
Base rent	$ 73,398	$ 72,029	1.9 %	$ 70,626	3.9 %	$ 214,552	$ 211,688	1.4 %
Recoveries from tenants	34,595	31,211	10.8 %	34,256	1.0 %	101,973	92,864	9.8 %
Other revenues	494	461	7.2 %	486	1.6 %	1,456	1,376	5.8 %
Total revenues	108,487	103,701	4.6 %	105,368	3.0 %	317,981	305,928	3.9 %
Expenses:								
Property operating costs	31,232	28,613	9.2 %	28,686	8.9 %	90,293	86,489	4.4 %
Real estate taxes and insurance	5,111	3,990	28.1 %	6,928	(26.2)%	15,810	10,861	45.6 %
Other expenses	10	18	N/M	30	N/M	55	95	(42.1)%
Total expenses	36,353	32,621	11.4 %	35,644	2.0 %	106,158	97,445	8.9 %
Net operating income (1)	**72,134**	**71,080**	**1.5 %**	**69,724**	**3.5 %**	**211,823**	**208,483**	**1.6 %**
Straight-line revenues, net of reserve	4,394	2,517	N/M	4,339	1.3 %	12,224	4,533	N/M
Amortization of lease contracts above and below market value	(585)	(598)	(2.2)%	415	N/A	(763)	(1,795)	(57.5)%
Cash net operating income (1)	**$ 75,943**	**$ 72,999**	**4.0 %**	**$ 74,478**	**2.0 %**	**$ 223,284**	**$ 211,221**	**5.7 %**

Note: Same Store Properties represent those properties placed into service on or before January 1, 2014 and excludes ACC7.

Same Store, Same Capital Properties	Three Months Ended					Nine Months Ended		
	30-Sep-15	30-Sep-14	% Change	30-Jun-15	% Change	30-Sep-15	30-Sep-14	% Change
Revenue:								
Base rent	$ 62,998	$ 64,906	(2.9)%	$ 61,032	3.2 %	$ 186,769	$ 193,344	(3.4)%
Recoveries from tenants	26,266	26,838	(2.1)%	26,337	(0.3)%	80,265	80,344	(0.1)%
Other revenues	464	435	6.7 %	457	1.5 %	1,366	1,289	6.0 %
Total revenues	89,728	92,179	(2.7)%	87,826	2.2 %	268,400	274,977	(2.4)%
Expenses:								
Property operating costs	24,681	24,500	0.7 %	23,302	5.9 %	73,568	75,162	(2.1)%
Real estate taxes and insurance	3,219	3,198	0.7 %	3,350	(3.9)%	9,463	8,707	8.7 %
Other expenses	9	17	N/M	14	N/M	35	77	(54.5)%
Total expenses	27,909	27,715	0.7 %	26,666	4.7 %	83,066	83,946	(1.0)%
Net operating income (1)	**61,819**	**64,464**	**(4.1)%**	**61,160**	**1.1 %**	**185,334**	**191,031**	**(3.0)%**
Straight-line revenues, net of reserve	4,329	2,871	N/M	4,716	(8.2)%	12,723	5,205	N/M
Amortization of lease contracts above and below market value	(585)	(598)	(2.2)%	415	N/A	(763)	(1,795)	(57.5)%
Cash net operating income (1)	**$ 65,563**	**$ 66,737**	**(1.8)%**	**$ 66,291**	**(1.1)%**	**$ 197,294**	**$ 194,441**	**1.5 %**

Note: Same Store, Same Capital properties represent those properties placed into service on or before January 1, 2014 and have less than 10% of additional critical load developed after January 1, 2014. Excludes SC1 and ACC7.

(1) See next page for a reconciliation of Net Operating Income and Cash Net Operating Income to GAAP measures.

DUPONT FABROS TECHNOLOGY, INC.

Same Store Analysis - Reconciliations of Operating Income to Net Operating Income and Cash Net Operating Income [1]

($ in thousands)

Reconciliation of Operating Income to Same Store Net Operating Income and Cash Net Operating Income

	Three Months Ended			Nine Months Ended	
	30-Sep-15	30-Sep-14	30-Jun-15	30-Sep-15	30-Sep-14
Operating income	$ 42,978	$ 41,466	$ 40,898	$ 119,098	$ 123,296
Add-back: non-same store operating loss	4,464	5,395	3,718	18,970	14,128
Same Store:					
Operating income	47,442	46,861	44,616	138,068	137,424
Depreciation and amortization	24,692	24,219	25,108	73,755	71,059
Net operating income	**72,134**	**71,080**	**69,724**	**211,823**	**208,483**
Straight-line revenues, net of reserve	4,394	2,517	4,339	12,224	4,533
Amortization of lease contracts above and below market value	(585)	(598)	415	(763)	(1,795)
Cash net operating income	**$ 75,943**	**$ 72,999**	**$ 74,478**	**$ 223,284**	**$ 211,221**

Reconciliation of Operating Income to Same Store, Same Capital Net Operating Income and Cash Net Operating Income

	Three Months Ended			Nine Months Ended	
	30-Sep-15	30-Sep-14	30-Jun-15	30-Sep-15	30-Sep-14
Operating income	$ 42,978	$ 41,466	$ 40,898	$ 119,098	$ 123,296
Add-back: non-same store operating (income) loss	(2,110)	1,564	(1,397)	2,452	3,521
Same Store:					
Operating income	40,868	43,030	39,501	121,550	126,817
Depreciation and amortization	20,951	21,434	21,659	63,784	64,214
Net operating income	**61,819**	**64,464**	**61,160**	**185,334**	**191,031**
Straight-line revenues, net of reserve	4,329	2,871	4,716	12,723	5,205
Amortization of lease contracts above and below market value	(585)	(598)	415	(763)	(1,795)
Cash net operating income	**$ 65,563**	**$ 66,737**	**$ 66,291**	**$ 197,294**	**$ 194,441**

(1) Net Operating Income ("NOI") represents total revenues less property operating costs, real estate taxes and insurance, and other expenses (each as reflected in the consolidated statements of operations) for the properties included in the analysis. Cash Net Operating Income ("Cash NOI") is NOI less straight-line revenues, net of reserve and amortization of lease contracts above and below market value for the properties included in the analysis.

We use NOI and Cash NOI as supplemental performance measures because, in excluding depreciation and amortization and gains and losses from property dispositions, each provides a performance measure that, when compared period over period, captures trends in occupancy rates, rental rates and operating expenses. However, because NOI and Cash NOI exclude depreciation and amortization and capture neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of NOI and Cash NOI as a measure of our performance is limited.

Other REITs may not calculate NOI and Cash NOI in the same manner we do and, accordingly, our NOI and Cash NOI may not be comparable to the NOI and Cash NOI of other REITs. NOI and Cash NOI should not be considered as an alternative to operating income (as computed in accordance with GAAP).

DUPONT FABROS TECHNOLOGY, INC.

Development Projects
As of September 30, 2015
($ in thousands)

Property	Property Location	Gross Building Area (1)	CRSF (2)	Critical Load MW (3)	Estimated Total Cost (4)	Construction in Progress & Land Held for Development (5)	CRSF % Pre-leased	Critical Load % Pre-leased
Current Development Projects								
ACC7 Phase II (6)	Ashburn, VA	98,000	51,000	8.9	$74,000 - $78,000	$ 65,532	33%	33%
ACC7 Phase III	Ashburn, VA	126,000	68,000	11.9	102,000 - 106,000	50,277	—%	—%
CH2 Phase II	Elk Grove Village, IL	74,000	35,000	5.7	60,000 - 64,000	45,694	—%	—%
		298,000	154,000	26.5	236,000 - 248,000	161,503		
Future Development Projects/Phases								
ACC7 Phase IV	Ashburn, VA	96,000	52,000	7.9	38,937	38,937		
CH2 Phase III (7)	Elk Grove Village, IL	168,000	80,000	12.5	142,000 - 146,000	71,888		
NJ1 Phase II	Piscataway, NJ	180,000	88,000	18.2	39,212	39,212		
		444,000	220,000	38.6	$220,149 - $224,149	150,037		
Land Held for Development								
ACC8	Ashburn, VA	100,000	50,000	10.4		4,243		
CH3 (8)	Elk Grove Village, IL	214,000	119,000	22.0		8,525		
SC2 (9)	Santa Clara, CA	150,000	69,000	16.0		5,892		
		464,000	238,000	48.4		18,660		
Total		1,206,000	612,000	113.5		$ 330,200		

(1) Gross building area is the entire building area, including CRSF (the portion of gross building area where our customers' computer servers are located), common areas, areas controlled by us (such as the mechanical, telecommunications and utility rooms) and, in some facilities, individual office and storage space leased on an as available basis to our customers. The respective amounts listed for each of the "Land Held for Development" sites are estimates.

(2) CRSF is that portion of gross building area where customers locate their computer servers. The respective amounts listed for each of the "Land Held for Development" sites are estimates.

(3) Critical load (also referred to as IT load or load used by customers' servers or related equipment) is the power available for exclusive use by customers expressed in terms of MW or kW (1 MW is equal to 1,000 kW). The respective amounts listed for each of the "Land Held for Development" sites are estimates.

(4) Current development projects include land, capitalization for construction and development and capitalized interest and operating carrying costs, as applicable, upon completion. Future development projects/phases include land, shell and underground work through the opening of the phase(s) that are either under current development or in service.

(5) Amount capitalized as of September 30, 2015. Future development projects/phases include land, shell and underground work through the opening of the phase(s) that are either under current development or in service.

(6) As of October 29, 2015, ACC7 Phase II is 67% pre-leased on a critical load and CRSF basis.

(7) CH2 Phase III was placed into development in October 2015, and the estimate listed above is for the completion of this phase.

(8) Amounts listed for gross building area, CRSF and critical load are current estimates.

(9) Amounts listed for gross building area, CRSF and critical load are current estimates. We are currently evaluating the best use for this land. Options include a stand-alone data center, an additional phase of SC1 or a powered base shell.

DUPONT FABROS TECHNOLOGY, INC.

Debt Summary as of September 30, 2015
($ in thousands)

		September 30, 2015		
	Amounts	% of Total	Rates	Maturities (years)
Secured	$ 115,000	9%	1.7%	2.5
Unsecured	1,100,000	91%	4.9%	5.9
Total	$ 1,215,000	100%	4.6%	5.6
Fixed Rate Debt:				
Unsecured Notes due 2021	$ 600,000	49%	5.9%	6.0
Unsecured Notes due 2023 (1)	250,000	21%	5.6%	7.7
Fixed Rate Debt	850,000	70%	5.8%	6.5
Floating Rate Debt:				
Unsecured Credit Facility	—	—%	—%	2.6
Unsecured Term Loan	250,000	21%	1.7%	3.8
ACC3 Term Loan	115,000	9%	1.7%	2.5
Floating Rate Debt	365,000	30%	1.7%	3.4
Total	$ 1,215,000	100%	4.6%	5.6

Note: We capitalized interest and deferred financing cost amortization of $2.8 million and $9.1 million during the three and nine months ended September 30, 2015, respectively.

(1) Principal amount shown excludes original issue discount of $2.0 million.

Debt Principal Repayments as of September 30, 2015
($ in thousands)

Year	Fixed Rate	Floating Rate	Total	% of Total	Rates
2016	$ —	$ 3,750 (3)	$ 3,750	0.3%	1.7%
2017	—	8,750 (3)	8,750	0.7%	1.7%
2018	—	102,500 (3)	102,500	8.4%	1.7%
2019	—	250,000 (4)	250,000	20.6%	1.7%
2020	—	—	—	—	—
2021	600,000 (1)	—	600,000	49.4%	5.9%
2022	—	—	—	—	—
2023	250,000 (2)	—	250,000	20.6%	5.6%
Total	$ 850,000	$ 365,000	$ 1,215,000	100%	4.6%

(1) The 5.875% Unsecured Notes due 2021 mature on September 15, 2021.
(2) The 5.625% Unsecured Notes due 2023 mature on June 15, 2023. Principal amount shown excludes original issue discount of $2.0 million.
(3) The ACC3 Term Loan matures on March 27, 2018 with no extension option. Quarterly principal payments of $1.25 million begin on April 1, 2016, increase to $2.5 million on April 1, 2017 and continue through maturity.
(4) The Unsecured Term Loan matures on July 21, 2019 with no extension option.

DUPONT FABROS TECHNOLOGY, INC.

Selected Unsecured Debt Metrics[1]

	9/30/15	12/31/14
Interest Coverage Ratio (not less than 2.0)	4.7	6.1
Total Debt to Gross Asset Value (not to exceed 60%)	34.6%	30.8%
Secured Debt to Total Assets (not to exceed 40%)	3.3%	3.5%
Total Unsecured Assets to Unsecured Debt (not less than 150%)	259%	314%

(1) These selected metrics relate to DuPont Fabros Technology, LP's outstanding unsecured notes. DuPont Fabros Technology, Inc. is the general partner of DuPont Fabros Technology, LP.

Capital Structure as of September 30, 2015
(in thousands except per share data)

Line of Credit			$ —	
Mortgage Notes Payable			115,000	
Unsecured Term Loan			250,000	
Unsecured Notes			850,000	
Total Debt			1,215,000	33.2%
Common Shares	81%	65,382		
Operating Partnership ("OP") Units	19%	15,419		
Total Shares and Units	100%	80,801		
Common Share Price at September 30, 2015		$ 25.88		
Common Share and OP Unit Capitalization			$ 2,091,130		
Preferred Stock ($25 per share liquidation preference)			351,250	
Total Equity			2,442,380	66.8%
Total Market Capitalization			$ 3,657,380	100.0%

DUPONT FABROS TECHNOLOGY, INC.

Common Share and OP Unit
Weighted Average Amounts Outstanding

	Q3 2015	Q3 2014	YTD Q3 2015	YTD Q3 2014
Weighted Average Amounts Outstanding for EPS Purposes:				
Common Shares - basic	65,041,159	65,507,879	65,190,737	65,448,034
Effect of dilutive securities	520,732	790,342	728,239	576,968
Common Shares - diluted	65,561,891	66,298,221	65,918,976	66,025,002
Weighted Average Amounts Outstanding for FFO, Normalized FFO and AFFO Purposes:				
Common Shares - basic	65,041,159	65,507,879	65,190,737	65,448,034
OP Units - basic	15,419,237	15,563,987	15,419,566	15,583,157
Total Common Shares and OP Units	80,460,396	81,071,866	80,610,303	81,031,191
Effect of dilutive securities	606,274	790,342	819,583	576,968
Common Shares and Units - diluted	81,066,670	81,862,208	81,429,886	81,608,159
Period Ending Amounts Outstanding:				
Common Shares	65,381,914			
OP Units	15,419,237			
Total Common Shares and Units	80,801,151			

DUPONT FABROS TECHNOLOGY, INC.

2015 Guidance

The earnings guidance/projections provided below are based on current expectations and are forward-looking.

	Expected Q4 2015 per share	Expected 2015 per share
Net income per common share and common unit - diluted	$0.27 to $0.29	$1.09 to $1.11
Depreciation and amortization, net	0.33	1.28
NAREIT FFO per common share and common unit - diluted (1)	$0.60 to $0.62	$2.37 to $2.39
Severance expense and equity accelerations	—	0.08
Normalized FFO per common share and common unit - diluted (1)	$0.60 to $0.62	$2.45 to $2.47
Straight-line revenues, net of reserve	0.02	0.18
Amortization of lease contracts above and below market value	—	(0.01)
Compensation paid with Company common shares	0.02	0.07
Non real estate depreciation and amortization	—	(0.01)
Amortization of deferred financing costs	0.01	0.04
Improvements to real estate	(0.02) to (0.03)	(0.04) to (0.05)
Capitalized leasing commissions	(0.01) to (0.02)	(0.03) to (0.04)
AFFO per common share and common unit - diluted (1)	$0.60 to $0.64	$2.63 to $2.67

2015 Debt Assumptions

	July 30, 2015 Guidance	October 29, 2015 Guidance
Weighted average debt outstanding	$1,165.0 million	$1,165.0 million
Weighted average interest rate (one month LIBOR avg. 0.19%)	4.48%	4.47%
Total interest costs	$52.2 million	$52.1 million
Amortization of deferred financing costs	4.2 million	3.9 million
Interest expense capitalized	(10.7) million	(11.6) million
Deferred financing costs amortization capitalized	(0.7) million	(0.8) million
Total interest expense after capitalization	$45.0 million	$43.6 million

2015 Other Guidance Assumptions

	July 30, 2015 Guidance	October 29, 2015 Guidance
Total revenues	$435 to $445 million	$440 to $445 million
Base rent (included in total revenues)	$292 to $300 million	$295 to $300 million
General and administrative expense	$18 to $19 million	$18 million
Investments in real estate - development (2)	$180 to $200 million	$200 to $220 million
Improvements to real estate excluding development	$5 million	$4 million
Preferred stock dividends	$27 million	$27 million
Annualized common stock dividend	$1.68 per share	$1.68 per share
Weighted average common shares and OP units - diluted	82.0 million	82.0 million
Common share repurchase	$31.9 million	$31.9 million
Acquisitions of income producing properties	No amounts budgeted	No amounts budgeted

(1) For information regarding FFO and Normalized FFO, see "Reconciliations of Net Income to FFO, Normalized FFO and AFFO" in this earnings release.
(2) Represents cash spend expected in 2015 for the SC1 Phase IIB, CH2 Phase I, CH2 Phase II, CH2 Phase III, ACC7 Phase II and ACC7 Phase III developments.